Exhibit 99.1

LightInTheBox Extends Share Repurchase Program

BEIJING, China, December 16, 2014—LightInTheBox Holding Co., Ltd.(NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that its Board of Directors has authorized to extend its existing share repurchase program for an additional 12-month period through December 15, 2015.

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices or in privately negotiated transactions and are subject to relevant rules under the Securities Act of 1934, as amended (the “Act”). The Company will also effect repurchase transactions in compliance with Rule 10b5-1 under the Act and the Company’s insider trading policy. The share repurchase program will be funded with the Company’s cash from operations.

On December 16, 2013, the Company announced its existing share repurchase program for an aggregate amount of $20 million. As of September 30, 2014, the Company had repurchased a total of $5.7 million of its ADSs.

“The extension of our share repurchase program demonstrates the Board and management’s continued confidence in LightInTheBox’s future as we focus on re-accelerating growth,” commented Mr. Alan Guo, Chairman and CEO of LightInTheBox. “We view our continued share repurchases as an important element in LightInTheBox’s ongoing commitment to maximize long-term value for our shareholders.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Christensen
Ms. Xiaoyan Su

Tel:+86(10)5900 1548
Email: ir@lightinthebox.com

OR

Christensen
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com